1940 ACT FILE NO. 811-01904


                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                    FORM 8-F

         APPLICATION FOR DEREGISTRATION OF REGISTERED INVESTMENT COMPANY

            I.    GENERAL IDENTIFYING INFORMATION

            1.          Reason fund is applying to deregister (check only one;
                        for descriptions, see Instruction 1 above):

                        [ ]   Merger

                        [x]   Liquidation

                        [ ]   Abandonment of registration
                        (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
                        [ ]   Election of status as a Business Development
                              Company
                        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

            2.          Name of fund:

                        WhiteRock Portfolio Investors, L.L.C.

            3.          Securities and Exchange Commission File No: 811-01904

            4. In this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                              [x] Initial Application     [ ] Amendment


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            5.          Address of Principal Executive Office (include No. &
                        Street, City, State, Zip Code):

                        825 N.E. Multnomah, Suite 1900, Portland, Oregon 97232

            6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                              Wendell M. Faria - Paul, Hastings, Janofsky & Walker LLP, 875 15th Street, N.W., Washington, D.C. 20005, (202) 551-1758

            7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                              Rhonda R. Brittain - Hudson Advisors LLC, 717 North Harwood, Suite 2100, Dallas, Texas 75201

                        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1and 31a-2 for the periods specified in those rules.

            8.          Classification of fund (check only one):

                              [x]  Management company;

                              [ ]  Unit investment trust; or

                              [ ]  Face-amount certificate company.

            9. Subclassification if the fund is a management company (check only one):

                              [ ]  Open-end            [x]  Closed-end

            10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                              Delaware

            11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                              The fund is internally managed. The fund's officers have provided investment advisory services to the fund since its inception.


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            12.         Provide the name and address of each principal
                        underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                              The fund has not made an offering of its securities in the last five years, and has not had a principal underwriter in the last five years.

            13.         If the fund is a unit investment trust ("UIT") provide:

                        (a)   Depositor's name(s) and address(es):

                        (b)   Trustee's name(s) and address(es):

            14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                              [ ] Yes               [x] No

                        If Yes, for each UIT state:

                              Name(s):

                              File No.: 811-____________

                              Business Address:

            15.         (a)   Did the fund obtain approval from the board of
                              directors concerning the decision to engage in a Merger, Liquidation or Abandonment of
                              Registration?

                              [x] Yes               [ ] No

                        If Yes, state the date on which the board vote took place:

                        December 14, 2006

                        If No, explain:

                        (b) Did the fund obtain the approval from shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                              [ ] Yes            [x] No

                        If Yes, state the date on which the shareholder vote took place:


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                        If No, explain:

                              The fund is a limited duration fund whose term expires on June 30, 2007 and which will dissolve by operation of Section 15.1 of its Limited Liability Company Agreement. In accordance with the provisions of Section 15.2 of its Limited Liability Company Agreement, the fund may continue beyond its termination date until the winding up of its affairs has been completed and its certificate of dissolution has been issued by Delaware's Secretary of State.

            II.   DISTRIBUTION TO SHAREHOLDERS

            16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                              [x] Yes          [ ] No

                        (a) If Yes, list the date(s) on which the fund made those distributions:

                        The fund has made cash distributions to shareholders throughout its term. The last distribution was made in January 2007, when Lone Star Opportunity Fund, L.P. ("Lone Star"), which is currently the fund's sole investment, disposed of its last remaining asset and distributed the net proceeds to investors in Lone Star, including the fund. On March 13, 2007, the limited partners of Lone Star entered into a Dissolution Agreement to dissolve Lone Star. Lone Star's terminating partner has caused Lone Star to retain the assets needed to settle all claims of Lone Star's creditors and to satisfy any remaining obligations. After completing its winding up, Lone Star may make a final distribution to the fund if there are any remaining assets.

                        (b) Were the distributions made on the basis of net assets?

                              [x] Yes          [ ] No

                        (c) Were the distributions made pro rata based on share ownership?

                              [x] Yes          [ ] No

                        (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.


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                        (e)   Liquidations only:

                              Were any distributions to shareholders made in kind?

                              [ ] Yes          [x] No

                              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            17.         Closed-end funds only:

                        Has the fund issued senior securities?

                              [ ] Yes          [x]  No

                        If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

            18. Has the fund distributed all of its assets to the fund's shareholders?

                              [ ] Yes          [x] No

                        If No,

                        (a) How many shareholders does the fund have as of the date this form is filed?

                              101

                        (b) Describe the relationship of each remaining shareholder to the fund:

                              The remaining shareholders are all persons who have held interests in the fund before it began its process of dissolution. The fund has not fully liquidated the interests of any of its investors; it has retained an investment in Lone Star in connection with the winding up of Lone Star, as noted in response to Item 16 and Item 20. Once Lone Star's dissolution has been completed, the fund will make a final distribution of any remaining proceeds to its investors.

            19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                              [x] Yes          [ ] No


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                        If Yes, describe briefly the plans (if any) for
                        distributing to, or preserving the interests of, those shareholders:

                              See response to Item 18(b) above.

            III.  ASSETS AND LIABILITIES

            20. Does the fund have any assets as of the date this form is filed?
                        (See question 18 above)

                              [x] Yes          [ ] No

                        If Yes,

                        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                        The fund's only asset as of the date of this filing is its investment in Lone Star, which is in the process of winding up pursuant to a Dissolution Agreement dated as of March 13, 2007. Lone Star's only assets as of the date of this filing are the cash reserves held to satisfy all remaining obligations in connection with winding up its operations. Once Lone Star has satisfied all remaining obligations, it may distribute any remaining assets to its partners, including the fund.

                        (b)   Why has the fund retained the remaining assets?

                              See response to (a) above.

                        (c) Will the remaining assets be invested in securities?

                              [ ] Yes                  [x]  No

            21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                              [ ] Yes                  [x]  No

                        If Yes,

                        (a) Describe the type and amount of each debt or other liability:

                        (b) How does the fund intend to pay these outstanding debts or other liabilities?


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            IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR
                  DEREGISTRATION

            22.         (a)   List the expenses incurred in connection with the
                              Merger or Liquidation:

                              (i)    Legal expenses: None

                              (ii)   Accounting expenses: None

                              (iii)  Other expenses (list and identify
                                     separately): None

                        (b)   How were those expenses allocated?

                        (c)   Who paid those expenses?

                              All expenses of the fund incurred in the course of liquidating have been paid and will be paid by Lone Star Partner, L.P., the general partner of Lone Star.

                        (d) How did the fund pay for unamortized expenses (if any)?

            23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                              [ ]  Yes          [x]  No

                        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

            V.    CONCLUSION OF FUND BUSINESS

            24. Is the fund a party to any litigation or administrative proceeding?

                              [ ]  Yes          [x]  No

                        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

            25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                              [ ]  Yes          [x]  No

                        If Yes, describe the nature and extent of those activities:


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            VI.   MERGERS ONLY

            26.         (a)   State the name of the fund surviving the Merger:

                        (b) State the Investment Company Act file number of the fund surviving the Merger: 811-___________

                        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement or an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WhiteRock Portfolio Investors, L.L.C., (ii) he is the President of WhiteRock Portfolio Investors, L.L.C., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his knowledge, information and belief.

                                     (Signature)   /s/ Steven R. Shearer
                                                   ---------------------
                                                   Steven R. Shearer, President


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